UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the Month of December 2004

Commission File Number: 001-31545

Harmony Gold Mining Company Limited

(Translation of registrant’s name into English)

Suite No. 1

Private Bag X1

Melrose Arch, 2076

South Africa

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of

Form 20-F or Form 40-F.)

Form 20-F ☒    Form 40-F ☐

(Indicate by check mark whether the registrant by

furnishing the information contained in this form

is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.)

Yes ☐    No ☒

Harmony Gold Mining Company Limited

(Incorporated in the Republic of South Africa)

(Registration number 1950/038232/06)

Share code: HAR ISIN: ZAE000015228

(“Harmony”)

NEWS RELEASE FROM HARMONY

20 December 2004

Harmony reports ore reserves of 59.1 million ounces

Harmony today announced a mineral reserve of 59.1 million ounces, a decrease of 3.1 million ounces on the 62,2 million ounces as reported in the company’s Annual Report in June 2004. The decrease includes 1.7 million ounces mined for the period 1 July to 15 December 2004. A gold price of R92 000/kg was used for the declaration.

		Tonnes(‘000)	Oz/t	Oz(‘000)
Total underground	Proven and probable above infrastructure	256 494	0.181	46 403
	Proven and probable below infrastructure	56 493	0.222	12 534
	Vamping	5 989	0.188	1 129
	Inferred in Life of Mine (Doornkop and Masimong Projects plus Australia LoM extensions)	36 720	0.162	5 947
	Total underground	355 696	0.186	66 013
Surface sources	Proven and probable	39 777	0.019	738
Sub-total		395 473	0.169	66 751
Less depletion (estimate)		(11 494)	0.149	(1 718)
Less inferred LOM		(36 720)	0.162	(5 947)
Mineral Reserves		347 259	0.170	59 086

Note; silver mineral reserves from Hidden Valley (PNG) have been excluded.

In metric terms the company reported Mineral Reserves of 315 million tonnes at a mill delivered grade of 5.83g/t indicating 1,838 tons of gold.

Excluded from the mineral reserves are 3.3 million ounces from the Doornkop South Reef Project and 1.6 million ounces from the Masimong Expansion Project. Also excluded are 0.9 million ounces from inferred life of mine extensions at Australia and 0.1 million ounces at Joel. The Doornkop South Reef and Masimong Expansion projects have been approved by the board with capital expenditure currently underway. On the completion of underground development and drilling programmes to firm up confidence in the inferred mineral resources, these approximately 4.9 million ounces will be transferred to reserve category.

Mineral reserve estimates are based on many factors, including, data with respect to mining, drilling and sampling. Mineral reserves are determined from estimates of future technical factors, future production costs, future capital expenditure, future gold prices and exchange rates. Because mineral reserves are only estimates based on the factors and assumptions described herein, future estimates may need to be revised. For example if production costs or gold price should increase or decrease, a potion of the Mineral Reserves may become economical or uneconomical and would therefore result in a higher or lower estimated Mineral Reserve.

Of the total 59.1 million ounces of mineral reserves, 12.5 million ounces or 21.2% is currently inaccessible as these ounces are below infrastructure. These are ounces related to the Poplar and Rolspruit projects in the Evander region. In the Gold Fields 2004 Annual Report, the company reported that 37.2% or 22.6 million ounces of its South African mineral reserves were inaccessible from current infrastructure and would require further capital expenditure to exploit these reserves.

Harmony has commissioned Steffen, Robertson and Kirsten South Africa) (Pty) Ltd to complete an Independent Persons Report (CPR) which is being prepared in compliance with the Listing Requirements of the JSE Johannesburg Securities Exchange. The CPR does not solely relate to Mineral Reserves and Resources, but includes a technical analysis of all disciplines (including; geology, exploration, mineral resources, mineral reserve estimation and classification, mining, rock engineering and geotechnics, ventilation, metallurgy, tailings deposition, infrastructure, capital expenditure, human resources, occupational health and environmental rehabilitation).

The result of the CPR is a summary equity evaluation for the company and is based on a sum-of- the-parts approach comprising net asset values for the mining assets and supplemental information (balance sheet items and interests in listed and unlisted companies) as provided by Harmony. This CPR should be completed by January 2005.

To complete this report SRK has indicated that it will have visited Harmony’s 48 shafts and 15 metallurgical plants, exploration properties and operating mines in Western Australia and Papua New Guinea.

Harmony and Gold Fields shareholders should note that in the recent action filed in the United States District Court for the Southern New York, Judge Berman found that Gold Fields argument relating to the misstatement of gold reserves “is not persuasive”. He noted that Harmony submitted testimony of three experts on that issue, much which was unchallenged and further noted that Gold Fields expert who testified in court, Bernard Guarnero, conceded that if Harmony had done everything it said it did in the preparation and declaration of its mineral reserves, the company’s conclusion relating to its gold reserves would be justified. For all these reasons, and despite Gold Fields constant reference to the alleged discrepancy in the reported reserves, which it litigated in the New Yorkcase, Judge Berman soundly and without ambiguity rejected Gold Fields argument.

“With this report the perceived uncertainty regarding the Harmony ore reserves has now been adequately addressed. This now allows Gold Fields management and shareholders the opportunity to focus on the value proposition of our offer to merge the two companies, thereby creating the world’s largest gold producer. Our subsequent offer which was launched in mid-December is planned to close in February 2005, with the approval of the transaction by the Competition Commission” concluded Bernard.

ENDS

Issued by (direct line, mobile, email):

Harmony Gold

Ferdi Dippenaar	+27 11 684 0140	+27 82 807 3684
Graham Briggs	+27 11 684 0146	+27 83 265 0274

South Africa - Beachhead Media & Investor Relations

Jennifer Cohen	+27 (0)11 214 2401	+27 (0)82 468 6469	jennifer@bmsa.co.za
Patrick Lawlor	+27 (0)11 214 2410	+27 (0)82 459 6709	patrick@bmsa.co.za

United States – Financial Dynamics Business Communications

Hollis Rafkin-Sax	+1 212 850 5789	+1 917 509 0255
hrafkin-sax@fd-us.com
Torie Pennington	+1 212 850 5629	+1 917 838 1369
tpennington@fd-us.com

United Kingdom – Financial Dynamics Business Communications

Nic Bennett	+44(0)207 269 7115	+44(0)7979 536 619	nic.bennett@fd.com
Charles Watenphul	+44(0)207 269 7216	+44(0)7866 438 013
charles.watenphul@fd.com

USInformation Agent - MacKenzie Partners, Inc

Daniel Burch	+212 929 5500
proxy@mackenziepartners.com
Steve Balet	+800 322 2885

In connection with the proposed merger of Gold Fields, Harmony has filed a registration statement on Form F-4 (which was declared effective by the Securities and Exchange Commission (SEC) on November 19, 2004) and filed a final prospectus, dated November 19, 2004, with the SEC pursuant to Rule 424(b)(5) of the Securities Act of 1933, to register the Harmony ordinary shares (including Harmony ordinary shares represented by Harmony American Depositary Shares (ADSs)) to be issued in exchange for Gold Fields ordinary shares held by Gold Fields shareholders located in the United States and for Gold Fields ADSs held by Gold Fields shareholders wherever located, as well as a Statement on Schedule TO. Investors and holders of Gold Fields securities are strongly advised to read the registration statement and the preliminary prospectus, the related exchange offer materials and the final prospectus (when available), the Statement on Schedule TO and any other relevant documents filed with the SEC, as well as any amendments and supplements to those documents, because they will contain important information. Investors and holders of Gold Fields securities may obtain free copies of the registration statement, the final prospectus, related exchange offer materials and the Statement on Schedule TO, as well as other relevant documents filed or to be filed with the SEC, at the SEC’s web site at www.sec.gov. Investors and holders of Gold Fields securities will receive information at an appropriate time on how to obtain transaction-related documents for free from Harmony or its duly designated agent. The final prospectus and other transaction-related documents may be obtained for free from MacKenzie Partners, Inc., the information agent for the U.S.offer, at the following address: 105 Madison Avenue, New York, New York10016; telephone 1 (212) 929 5500 (call collect) or 1 (800) 322 2885 (toll-free call); e-mail proxy@mackenziepartners.com.

This communication is for information purposes only. It shall not constitute an offer to purchase or exchange or the solicitation of an offer to sell or exchange any securities of Gold Fields or an offer to sell or exchange or the solicitation of an offer to buy or exchange any securities of Harmony, nor shall there be any sale or exchange of securities in any jurisdiction in which such offer, solicitation or sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction. The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions. The solicitation of offers to buy Gold Fields ordinary shares (including Gold Fields ordinary shares represented by Gold Fields ADSs) in the United Stateswill only be made pursuant to a prospectus and related offer materials that Harmony has sent to holders of Gold Fields securities. The Harmony ordinary shares (including Harmony ordinary shares represented by Harmony ADSs) may not be sold, nor may offers to buy be accepted, in the United Statesprior to the time the registration statement becomes effective. No offering of securities shall be made in the United Statesexcept by means of a prospectus meeting the requirements of Section 10 of the United States Securities Act of 1933, as amended.

Forward-looking Statements

Statements in this communication include “forward-looking statements” that express or imply expectations of future events or results. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expect,” “anticipates,” “believes,” “intends,” “estimates” and similar expressions. All forward-looking statements involve a number of risks, uncertainties and other factors, and Harmony cannot give assurances that such statements will prove to be correct. Risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking statements include, without limitation, the satisfaction of closing conditions, the acceptance or rejection of any agreement by regulators, delays in the regulatory processes, changes in the economic or political situation in South Africa, the European Union, the United States of America and/or any other relevant jurisdiction, changes in the gold industry within any such country or area or worldwide and the performance of (and cost savings realised by) Harmony. Although Harmony’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of Gold Fields securities are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Harmony, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the SEC made by Harmony and Gold Fields, including those listed under “Cautionary Statement Concerning Forward-Looking Statements” and “Risk Factors” in the preliminary prospectus included in the registration statement on Form F-4 that Harmony filed with the SEC. Harmony does not undertake any obligation to update any forward-looking information or statements. You may obtain a free copy of the registration statement and preliminary and final prospectus (when available) and other public documents filed with the SEC in the manner described above.

The directors of Harmony accept responsibility for the information contained in this announcement. To the best of the knowledge and belief of the directors of Harmony (who have taken all reasonable care to ensure that such is the case), the information contained in this announcement is in accordance with the facts and does not omit anything likely to affect the import of such information.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: December 20, 2004

Harmony Gold Mining Company Limited

	By:	/S/ NOMFUNDO QANGULE
	Name:	Nomfundo Qangule
	Title:	Chief Financial Officer